hannover **re**®

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.



RECEIVED
MAY 29 2003



03022511

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

27 May 2003

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our press releases dated 27 May 2003: „Highly satisfactory quarterly results" and „Annual General Meeting approves all proposed resolutions"..

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Dr. Lutz Köhler

Iris Garbers

Enclosures

hannover re®

PRESS RELEASE

Highly satisfactory quarterly result:

- **Property and casualty reinsurance on target**
- **All other business groups considerably better than planned**
- **Capital market situation necessitates further write-offs**

Hannover, 27 May 2003: At today's Annual General Meeting of Hannover Re in Hannover Wilhelm Zeller, Chairman of the Executive Board, presented the consolidated figures for the first quarter of 2003. He expressed considerable satisfaction with the company's start in the new financial year. Once again, Hannover Re has been able to profitably exploit the opportunities offered by the reinsurance markets. As anticipated, the result was strained only by the difficult situation on the capital markets – as had also been the case in the two previous quarters. Due to further write-offs on investments totalling 75.3 million euro, the operating profit (EBIT) fell from 174.4 million euro in the same quarter of the previous year to 109.0 million euro. Net income for the quarter as at 31 March 2003 amounted to 71.2 million euro (previous year: 90.1 million), or 73 cents (93 cents) a share. As Mr. Zeller explained: "Once again all four of our business groups were a factor in this result, and for the most part with significantly higher profit contributions".

Gross written premiums across all four of Hannover Re's business groups were roughly on a par with the previous year at 3.2 billion euro. The fact that the premium volume did not turn out to be considerably higher was due primarily to movements in exchange rates. The average value of the euro against all major currencies increased by up to 23.3% (US dollar) in the reference period. Had it not been for the strengthening of the euro gross premiums would have risen by 12.7%. Net premiums earned amounted to 1.7 billion euro (1.8 billion euro).

The treaty renewals in **property and casualty reinsurance** as at 1 January 2003, when around two-thirds of all treaties were renewed, were highly successful overall. Hannover Re maximised its market opportunities and especially in North American business achieved substantial improvements in rates and conditions. That the premium volume nevertheless declined – gross premium income contracted by 15.2% to 1.5 billion euro, net premiums earned fell by as much as 29.6% to 715.9 million euro – was on the one hand due to the appreciation of the euro against the US dollar. Had it not been for this effect the decrease in gross premiums would have been a mere 6.9%. On the other hand the decline reflects strategic

...

decisions implemented at the turn of the year: Firstly, Hannover Re will no longer assume all the reinsurance volume of its major shareholder, HDI, but rather only the portion that it intends to run in its retention. And secondly, the US subsidiary Insurance Corporation of Hannover stopped writing property and casualty reinsurance. The effect of these two strategic decisions was to give rise to a premium decrease in the order of 330 million euro for the first quarter; this corresponds to 19 percentage points.

The combined ratio of 100.3% was 7.9 percentage points higher than the same very successful quarter of the previous year. One reason here was the increased proportion of casualty business, for which the company continues to constitute reserves on a conservative basis. Justifying the writing of such business, which the company generally considers to be highly profitable under the currently prevailing market conditions, Mr. Zeller commented: "The typically long-tail nature of casualty business places a strain on the combined ratio in the year when it is written. The positive profit contributions only make a significant impact in subsequent years". It is also important to note that the profitability of the corresponding quarter in the previous year was heavily influenced by the extremely favourable market conditions following the terrorist attacks of 11 September 2001. The loss situation in the property lines was most gratifying in the first quarter of this year: not a single catastrophe loss was recorded.

When making comparisons with the extraordinarily good first quarter of the previous year, it should be borne in mind that the write-offs on investments manifested themselves for the most part – namely in the amount of 62.6 million euro – in the property and casualty reinsurance segment. Overall, the operating profit (EBIT) as at 31 March 2003 fell to 52.5 million euro (145.5 million euro). Quarterly net income in property and casualty contracted to 34.6 million euro (76.0 million euro), or 35 cents (78 cents) a share .

Life and health reinsurance developed considerably better than planned in the first quarter of the current financial year. Although the gross premium income of 570.8 million euro (577.6 million euro) fell slightly short of the previous year's level, growth of 11.9% would have been generated had it not been for the restraining effect of exchange rate movements. Net premiums earned amounted to 487.1 million euro (515.7 million euro). The performance of life and health reinsurance was extremely gratifying: the operating profit (EBIT) increased by 130.4% to 15.9 million euro (6.9 million euro). Net income climbed from 2.7 million euro to 9.6 million euro, or 10 cents (3 cents) a share.

Financial reinsurance also developed highly favourably in the first quarter. Unlike in the previous year, demand for financial reinsurance products was already very vigorous in the first quarter. As a well-known provider with a strong reputation and many years of experience, Hannover Re was a sought-after partner and succeeded in writing numerous new treaties in the

...

first quarter. Gross written premiums were more than doubled to 457.6 million euro (217.1 million euro). If exchange rates had remained unchanged the growth would have been as much as 32.1% higher. Net premiums earned climbed by 122.5% to 236.5 million euro. As Mr. Zeller explained: "In accordance with our strategy geared to improving the geographical diversification of our financial reinsurance business, we were able to significantly enlarge our portfolio, particularly in Europe". The operating profit (EBIT) was also more than doubled to 17.7 million euro (8.4 million euro). Quarterly net income increased by 109.8% to 12.8 million euro, or 13 cents (6 cents) a share.

Program business remains on a successful track. The gross written premiums of 645.1 million euro were on a par with the same period in the previous year (640.3 million euro). Here too the strengthening of the euro against the dollar disguised the true growth: Gross premium income would have been 23.0% higher if exchange rates had remained unchanged. On the basis of the increased retention net earned premiums rose by 17.0% to 236.4 million euro. The quality of the business written is borne out by the underwriting result, which was boosted by 31.9%. The combined ratio fell from 93.0% to 92.1%; especially in the USA, the positive trend of the previous year was thus sustained. With net investment income slightly higher, the operating profit (EBIT) improved by 69.6% to 22.9 million euro. The quarterly net income generated on this basis almost tripled to 14.1 million euro (5.4 million euro), or 15 cents (6 cents) a share.

Although capital markets continued to experience severe volatility in the first quarter of 2003, Hannover Re was relatively satisfied with its **net investment income**. As Mr. Zeller emphasised: "Once again our low equity ratio of currently just 5.4% and the quality of our fixed-income securities have proved their worth". Nevertheless, in the first three months of this year further write-offs on investments were necessary. They totalled 75.3 million euro after a mere 6.8 million euro in the comparable period of the previous year. Of this amount 46.0 million euro was attributable to equities. Primarily due to higher interest on deposits, ordinary income increased by 12.4% to 260.2 million euro. Net investment income as at 31 March 2003 grew by 10.8% to 208.0 million euro.

Outlook

Leaving aside the write-offs on investments, the financial year has to date proven highly satisfactory for Hannover Re. The market development and the renewal season in property and casualty reinsurance have demonstrated that the "hard market" is holding up. Even isolated signs of a levelling-off or slight declines in premium volumes as well as the absence of further improvements in conditions in specific segments cannot overshadow the generally positive impression. As Mr. Zeller stressed: "For the year as a whole we do not anticipate any premium growth in property and casualty reinsurance, but we do expect a higher profit contribution ".

Following the substantial premium increases of recent years Hannover Re expects the premium volume in life and health reinsurance to remain largely unchanged in 2003. The company nevertheless anticipates a sharp rise in results.

In view of the current economic situation, the demand for financial reinsurance products is likely to increase. This trend is expected to generate double-digit premium growth as well as an increased profit contribution.

While gross premium income in program business for the current financial year is forecast to remain on a par with the previous year, results here too are expected to show further improvement.

Overall, subject to an average catastrophe loss incidence, the goal of generating a significantly increased profit despite a slowdown in growth appears realistic.

In view of the difficulty of foreseeing developments on the capital markets, it is scarcely possible to make forecasts about the net investment income. Hannover Re expects the investment volume to grow, although the attainable yields will decline. Provided there are no further price declines on the international stock markets, Hannover Re does not anticipate any further need for significant write-offs. As things currently stand, it should therefore be possible to offset the write-offs incurred in the first quarter with price gains in the course of the year.

Summing up, Mr. Zeller stated: "Given the developments described above, a catastrophe loss experience in line with the multi-year average and at least no further deterioration on the capital markets, we anticipate a highly successful 2003 financial year. In our assessment, net income of between 280 million and 310 million euro remains a realistic target".

For further information, please contact Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of 12.5 bn. euro, is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re their second-highest rating (Standard & Poor's AA- "Very Strong" and A.M. Best A+ "Superior").*

Key Figures of the Hannover Re Group (US GAAP basis)

Figures in EUR million	2003 Q1	Change	2002 Q1	2002 Total
Hannover Re Group				
Gross written premiums	3,152.1	(0.9%)	3,179.5	12,463.2
Net premiums earned	1,675.9	(8.9%)	1,840.5	7,688.2
Net underwriting result	(94,0)	498.7%	(15.7)	(311.1)
Net investment income	208.0	10.8%	187.8	928.4
• From assets under own management	84.2	(19.4%)	105.0	435.1
• *From funds withheld*	123.8	49.5%	82.8	493.3
Operating profit (EBIT)	109.0	(37.5%)	174.4	470.9
Net income	71.2	(21.0%)	90.1	267.2
*Earnings per share in EUR**	0.73		0.93	2.75
Retention ratio	71.6%		76.2%	65.3%
Property/Casualty Reinsurance				
Gross written premiums	1,478.7	(15.2%)	1,744.5	6,020.0
Net premiums earned	715.9	(29.6%)	1,016.5	3,502.1
Net underwriting result	(1.9)	(102.5%)	77.2	130.8
Operating profit (EBIT)	52.5	(63.9%)	145.5	305.6
Net income	34.6	(54.5%)	76.0	154.1
*Earnings per share in EUR**	0.35		0.78	1.59
Retention ratio	71.3%		84.8%	62.7%
Combined ratio	100.3%		92.4%	96.3%
Life/Health Reinsurance				
Gross written premiums	570.8	(1.2%)	577.6	2,471.5
Net premiums earned	487.1	(5.5%)	515.7	2,142.3
Operating profit (EBIT)	15.9	130.4%	6.9	48.5
Net income	9.6	255.6%	2.7	30.0
*Earnings per share in EUR**	0.10		0.03	0.31
Retention ratio	84.7%		89.7%	86.9%
Financial Reinsurance				
Gross written premiums	457.6	110.8%	217.1	1,242.6
Net premiums earned	236.5	122.5%	106.3	1,211.0
Operating profit (EBIT)	17.7	110.7%	8.4	47.8
Net income	12.8	109.8%	6.1	39.7
Earnings per share in EUR*	0.13		0.06	0.41
Retention ratio	94.0%		99.1%	95.2%
Program Business				
Gross written premiums	645.1	0.7%	640.3	2,729.1
Net premiums earned	236.4	17.0%	202.0	832.9
Net underwriting result	18.6	31.9%	14.1	51.9
Operating profit/loss (EBIT)	22.9	69.6%	13.5	69.0
Net income	14.1	161.1%	5.4	43.3
Earnings per share in EUR*	0.15		0.06	0.45
Retention ratio	44.8%		32.7%	37.8%
Combined ratio	92.1%		93.0%	93.8%

* For previous years stock split of 15 July 2002 in a ratio of 3 for 1 taken into account

hannover rück

PRESSE INFORMATION

Sehr zufrieden stellendes Quartalsergebnis:

- **Schaden-Rückversicherung im Plan**
- **Alle übrigen Geschäftsfelder weit über Plan**
- **Kapitalmärkte erfordern erneut Abschreibungen**

Hannover, 27. Mai 2003: Auf der heutigen Hauptversammlung der Hannover Rück in Hannover präsentierte der Vorstandsvorsitzende Wilhelm Zeller die Konzernzahlen für das 1. Quartal 2003. Dabei zeigte er sich sehr zufrieden mit dem Start in das neue Geschäftsjahr. So habe man ein weiteres Mal die Chancen der Rückversicherungsmärkte profitabel nutzen können. Ergebnisbelastend wirkte sich lediglich wie schon in den beiden Vorquartalen erwartungsgemäß die schwierige Situation auf den Kapitalmärkten aus. Auf Grund nochmaliger Abschreibungen auf Kapitalanlagen in Höhe von 75,3 Mio. EUR reduzierte sich das operative Ergebnis (EBIT) von 174,4 Mio. EUR im Vorjahresquartal auf 109,0 Mio. EUR. Der Quartalsüberschuss zum 31.3.2003 beträgt 71,2 Mio. EUR (90,1 Mio. EUR). Dies entspricht einem Ergebnis je Aktie von 0,73 EUR (0,93 EUR). „Zu diesem Ergebnis trugen wieder alle unsere vier Geschäftsfelder bei, und zwar zum überwiegenden Teil mit erheblich gesteigerten Ergebnisbeiträgen", betonte Zeller.

Die gebuchte Bruttoprämie für alle vier Geschäftsfelder der Hannover Rück liegt mit 3,2 Mrd. EUR auf Vorjahresniveau. Dass die Prämie nicht deutlich höher ausgefallen ist, liegt vor allem an der Währungskursentwicklung. Der Durchschnittskurs des Euro gegenüber allen wichtigen Währungen ist im Vergleichszeitraum um bis zu 23,3 % (US-Dollar) gestiegen. Ohne die Erstarkung des Euro hätte der Zuwachs der Bruttoprämie 12,7 % betragen. Die verdiente Nettoprämie beläuft sich auf 1,7 Mrd. EUR (1,8 Mrd. EUR).

Die Vertragserneuerungen in der **Schaden-Rückversicherung** zum 1. Januar 2003, bei denen etwa zwei Drittel aller Verträge erneuert wurden, verliefen insgesamt sehr erfolgreich. Die Hannover Rück hat hier ihre Marktchancen genutzt und vor allem im Nordamerikageschäft erhebliche Raten- und Konditionsverbesserungen erzielt. Dass dennoch das Prämienvolumen rückläufig ist – die Bruttoprämie reduzierte sich um 15,2 % auf 1,5 Mrd. EUR, die verdiente Nettoprämie sogar um 29,6 % auf 715,9 Mio. EUR –, liegt zum einen an der Erstarkung des Euro gegenüber dem US-Dollar. Ohne diesen Einfluss hätte der Rückgang der Bruttoprämie nur 6,9 % betragen. Darüber hinaus schlagen sich strategische Weichenstellungen nieder, die zum Jahresbeginn in Kraft

traten: Zum einen übernimmt die Hannover Rück nicht mehr das gesamte Rückversicherungsvolumen ihres Großaktionärs, des HDI, sondern nur noch den Teil, den sie auch selbst behält. Zum anderen hat die amerikanische Tochtergesellschaft Insurance Corporation of Hannover ihr Schaden-Rückversicherungsgeschäft eingestellt. Aus diesen beiden strategischen Entscheidungen ergibt sich für das 1. Quartal ein Prämienrückgang von ca. 330 Mio. EUR; dies entspricht 19 Prozentpunkten.

Die kombinierte Schaden-/Kostenquote lag mit 100,3 % 7,9 Prozentpunkte über der des sehr erfolgreichen Vorjahresquartals. Ein Grund hierfür ist der erhöhte Anteil an Haftpflichtgeschäft, das die Gesellschaft unverändert konservativ reserviert. „Das durch lange Abwicklungszeiträume geprägte Haftpflichtgeschäft belastet im Jahr der Zeichnung die Schaden-/Kostenquote. Die positiven Ergebnisbeiträge schlagen erst in den Folgejahren zu Buche", begründete Zeller die Zeichnung derartigen Geschäfts, welches die Gesellschaft unter den heutigen Marktverhältnissen insgesamt für sehr profitabel hält. Von Bedeutung ist ferner, dass die Profitabilität des Vorjahresquartals stark geprägt war von den äußerst günstigen Marktbedingungen, die sich nach den Terroranschlägen vom 11. September 2001 ergeben hatten. Sehr erfreulich gestaltete sich im 1. Quartal dieses Jahres die Schadensituation in den Sachsparten: Es war kein einziger Großschaden zu verzeichnen.

Im Vergleich zu dem außerordentlich guten Vorjahresquartal ist zu berücksichtigen, dass sich die Abschreibungen auf Kapitalanlagen mit 62,6 Mio. EUR vornehmlich im Segment Schaden-Rückversicherung manifestierten. Insgesamt verringerte sich das operative Ergebnis (EBIT) zum 31.3.2003 auf 52,5 Mio. EUR (145,5 Mio. EUR). Der Quartalsüberschuss geht auf 34,6 Mio. EUR (76,0 Mio. EUR) zurück. Der Gewinn je Aktie für das Geschäftsfeld Schaden-Rückversicherung beträgt 0,35 EUR (0,78 EUR).

Die Entwicklung der **Personen-Rückversicherung** lag im 1. Quartal des laufenden Geschäftsjahres weit über Plan. Die Bruttoprämieneinnahmen liegen mit 570,8 Mio. EUR (577,6 Mio. EUR) zwar leicht unter Vorjahresniveau. Ohne den dämpfenden Einfluss der Währungskurse wäre die Bruttoprämie aber um 11,9 % gewachsen. Die verdiente Prämie für eigene Rechnung betrug 487,1 Mio. EUR (515,7 Mio. EUR). Äußerst erfreulich entwickelten sich die Ergebnisse in der Personen-Rückversicherung: Das operative Ergebnis (EBIT) stieg um 130,4 % auf 15,9 Mio. EUR (6,9 Mio. EUR). Der Quartalsüberschuss steigerte sich von 2,7 Mio. EUR auf 9,6 Mio. EUR; dies entspricht einem Ergebnis je Aktie von 0,10 EUR (0,03 EUR).

Sehr positiv hat sich im 1. Quartal auch die **Finanz-Rückversicherung** entwickelt. Anders als im Vorjahr war die Nachfrage nach Produkten der Finanz-Rückversicherung bereits im 1. Quartal sehr lebhaft. Als bekannter Anbieter mit

hoher Reputation und langjähriger Erfahrung war die Hannover Rück ein gefragter Partner und konnte bereits im 1. Quartal zahlreiche neue Verträge abschließen. So konnte die gebuchte Bruttoprämie mit 457,6 Mio. EUR mehr als verdoppelt werden (217,1 Mio. EUR). Bei unveränderten Währungskursen hätte der Zuwachs sogar noch 32,1 % höher gelegen. Die verdiente Nettoprämie stieg um 122,5 % auf 236,5 Mio. EUR. „Gemäß unserer Strategie, das Finanz-Rückversicherungsgeschäft geografisch besser zu diversifizieren, haben wir insbesondere unser Portefeuille in Europa deutlich ausbauen können", erklärte Zeller. Das operative Ergebnis (EBIT) hat sich mit 17,7 Mio. EUR (8,4 Mio. EUR) ebenfalls mehr als verdoppelt. Der Quartalsüberschuss erhöhte sich gegenüber der Vergleichsperiode um 109,8 % auf 12,8 Mio. EUR. Dies entspricht einem Gewinn je Aktie von 0,13 EUR (0,06 EUR).

Das **Programmgeschäft** befindet sich weiterhin auf Erfolgskurs. Die gebuchte Bruttoprämie liegt mit 645,1 Mio. EUR auf dem Niveau des Vorjahresquartals (640,3 Mio. EUR). Auch hier hat die Erstarkung des Euro gegenüber dem Dollar das tatsächliche Wachstum verdeckt: Bei unveränderten Währungskursen hätte die Bruttoprämie 23,0 % höher gelegen. Die verdiente Prämie für eigene Rechnung hat sich auf Grund des erhöhten Selbstbehalts um 17,0 % auf 236,4 Mio. EUR erhöht. Die Qualität des gezeichneten Geschäfts zeigt sich am versicherungstechnischen Ergebnis, das um 31,9 % gesteigert werden konnte. Die kombinierte Schaden-/Kostenquote sank von 93,0 % auf 92,1 %; insbesondere in den USA setzt sich damit der positive Trend des Vorjahres fort. Bei leicht gestiegenem Kapitalanlageergebnis erhöhte sich das operative Ergebnis (EBIT) um 69,6 % auf 22,9 Mio. EUR. Der daraus generierte Quartalsüberschuss hat sich fast verdreifacht (14,1 Mio. EUR nach 5,4 Mio. EUR). Dies entspricht einem Ergebnis je Aktie von 0,15 EUR (0,06 EUR).

Obwohl auch im 1. Quartal 2003 die Kapitalmärkte von hoher Volatilität geprägt waren, zeigt sich die Hannover Rück mit ihrem **Kapitalanlageergebnis** noch relativ zufrieden. „Wiederum haben sich unsere niedrige Aktienquote von derzeit lediglich 5,4 % und die Qualität der festverzinslichen Wertpapiere ausgezahlt", betonte Zeller. Trotzdem wurden auch in den ersten drei Monaten dieses Jahres noch einmal Abschreibungen auf Kapitalanlagen notwendig. Sie betrugen insgesamt 75,3 Mio. EUR, nach lediglich 6,8 Mio. EUR im Vergleichsquartal des Vorjahres. Davon entfielen 46,0 Mio. EUR auf Aktien. Vor allem auf Grund gestiegener Depotzinserträge erhöhten sich die ordentlichen Kapitalanlageerträge um 12,4 % auf 260,2 Mio. EUR. Das Kapitalanlageergebnis stieg zum 31.3.2003 um 10,8 % auf 208,0 Mio. EUR.

Ausblick

Von den Abschreibungen auf Kapitalanlagen abgesehen ist das bisherige Geschäftsjahr für die Hannover Rück sehr zufrieden stellend verlaufen. Die Marktentwicklung und die

Vertragserneuerungssaison in der Schaden-Rückversicherung haben gezeigt, dass der „harte Markt" unverändert andauert. Selbst vereinzelte Stagnationen oder auch leichte Rückgänge in den Prämienvolumina sowie das Ausbleiben weiterer zusätzlicher Konditionsverbesserungen in einzelnen Segmenten können das positive Gesamtbild nicht trüben. „Für das Gesamtjahr gehen wir in der Schaden-Rückversicherung zwar von keinem Prämienwachstum, aber von einem erhöhten Ergebnisbeitrag aus", betonte Zeller.

Nach den erheblichen Prämiensteigerungen der letzten Jahre rechnet die Hannover Rück in der Personen-Rückversicherung für 2003 mit einem weitgehend gleich bleibenden Prämienvolumen. Dennoch erwartet das Unternehmen deutlich steigende Ergebnisse.

Vor dem Hintergrund der gegenwärtigen Wirtschaftslage ist von einer stärkeren Nachfrage nach Produkten der Finanz-Rückversicherung auszugehen. Daraus sollten sowohl eine stark zweistellige Prämiensteigerung als auch ein erhöhter Ergebnisbeitrag resultieren.

Auch im Programmgeschäft wird für das laufende Geschäftsjahr mit einer Bruttoprämie auf Vorjahresniveau, aber weiter ansteigenden Ergebnissen gerechnet.

Insgesamt erscheint das Ziel einer deutlichen Gewinnsteigerung bei gebremstem Wachstum als realistisch, einen durchschnittlichen Großschadenanfall vorausgesetzt.

Angesichts der schwer zu prognostizierenden Entwicklung der Kapitalmärkte ist eine Aussage zum Kapitalanlageergebnis kaum möglich. Im Hinblick auf das Kapitalanlagevolumen geht die Hannover Rück von einer Steigerung aus; die zu erzielenden Renditen werden hingegen rückläufig sein. Sofern es zu keinen weiteren Kursrückgängen an den internationalen Börsen kommt, rechnet die Hannover Rück nicht mit weiterem wesentlichen Abschreibungsbedarf. Insoweit sollte es aus heutiger Sicht sogar möglich sein, die im 1. Quartal eingetretenen Abschreibungen durch Kursgewinne zu kompensieren.

„Angesichts der dargestellten Erwartungen, einer Großschadenentwicklung im langjährigen Durchschnitt sowie wenigstens keiner weiteren Verschlechterung der Kapitalmärkte, gehen wir von einem sehr erfolgreichen Geschäftsjahr 2003 aus und halten einen Jahresüberschuss zwischen 280 Mio. EUR und 310 Mio. EUR unverändert für realistisch", erklärte Zeller.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von 12,5 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück ein Rating in ihrer jeweils zweithöchsten Kategorie zuerkannt (Standard & Poor's AA- "Very Strong"; A.M. Best A+ "Superior")*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

in Mio. EUR	2003 Q1	Δ Vj.	2002 Q1	2002 Gesamt
Hannover Rück-Gruppe				
Gebuchte Bruttoprämien	3.152,1	-0,9 %	3.179,5	12.463,2
Verdiente Prämien für eigene Rechnung	1.675,9	-8,9 %	1.840,5	7.688,2
Versicherungstechnisches Ergebnis	-94,0	498,7 %	-15,7	-311,1
Kapitalanlageergebnis	208,0	10,8 %	187,8	928,4
• Aus selbst verwalteten Kapitalanlagen	84,2	-19,4 %	105,0	435,1
• Depotzinsen	123,8	49,5 %	82,8	493,3
Operatives Ergebnis (EBIT)	109,0	-37,5 %	174,4	470,9
Quartalsüberschuss	71,2	-21,0 %	90,1	267,2
Ergebnis je Aktie in EUR*	0,73		0,93	2,75
Selbstbehalt	71,6%		76,2%	65,3%
Schaden-Rückversicherung				
Gebuchte Bruttoprämien	1.478,7	-15,2 %	1.744,5	6.020,0
Verdiente Prämien für eigene Rechnung	715,9	-29,6 %	1.016,5	3.502,1
Versicherungstechnisches Ergebnis	-1,9	-102,5 %	77,2	130,8
Operatives Ergebnis (EBIT)	52,5	-63,9 %	145,5	305,6
Quartalsüberschuss nach Steuern	34,6	-54,5 %	76,0	154,1
Ergebnis je Aktie in EUR*	0,35		0,78	1,59
Selbstbehalt	71,3%		84,8%	62,7%
Kombinierte Schaden-/Kostenquote	100,3%		92,4%	96,3%
Personen-Rückversicherung				
Gebuchte Bruttoprämien	570,8	-1,2 %	577,6	2.471,5
Verdiente Prämien für eigene Rechnung	487,1	-5,5 %	515,7	2.142,3
Operatives Ergebnis (EBIT)	15,9	130,4 %	6,9	48,5
Quartalsüberschuss nach Steuern	9,6	255,6 %	2,7	30,0
Ergebnis je Aktie in EUR*	0,10		0,03	0,31
Selbstbehalt	84,7 %		89,7 %	86,9 %
Finanz-Rückversicherung				
Gebuchte Bruttoprämien	457,6	110,8 %	217,1	1.242,6
Verdiente Prämien für eigene Rechnung	236,5	122,5 %	106,3	1.211,0
Operatives Ergebnis (EBIT)	17,7	110,7 %	8,4	47,8
Quartalsüberschuss nach Steuern	12,8	109,8 %	6,1	39,7
Ergebnis je Aktie in EUR*	0,13		0,06	0,41
Selbstbehalt	94,0 %		99,1 %	95,2%
Programmgeschäft				
Gebuchte Bruttoprämien	645,1	0,7 %	640,3	2.729,1
Verdiente Prämien für eigene Rechnung	236,4	17,0 %	202,0	832,9
Versicherungstechnisches Ergebnis	18,6	31,9 %	14,1	51,9
Operatives Ergebnis (EBIT)	22,9	69,6 %	13,5	69,0
Quartalsüberschuss nach Steuern	14,1	161,1 %	5,4	43,3
Ergebnis je Aktie in EUR*	0,15		0,06	0,45
Selbstbehalt	44,8 %		32,7 %	37,8 %
Kombinierte Schaden-/Kostenquote	92,1 %		93,0 %	93,8 %

* Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3

hannover re®

PRESS RELEASE

Annual General Meeting approves all proposed resolutions

Hannover, 27 May 2003: The Annual General Meeting of Hannover Re – well-attended by around 1,000 participants – approved all proposed resolutions by a large majority. Wilhelm Zeller, Chairman of the Executive Board, took the opportunity in his speech to recall once more the company's highly successful financial year: net income of EUR 267.2 million (previous year: EUR 11.1 million) was generated in 2002 and the stockholders' equity was boosted by EUR 67.5 million to EUR 1.7 billion. The Annual General Meeting approved the proposal made by the Executive Board and the Supervisory Board regarding the distribution of the disposable profit. The shareholders will receive a gross dividend of EUR 0.85 on each share fully paid-up for the entire financial year.

In addition, the Annual General Meeting authorised the Executive Board of Hannover Re to acquire own stock in the period until 31 October 2004. The Annual General Meeting further approved a number of amendments to the Articles of Association, including the change of the company's name from Hannover Rückversicherungs-Aktiengesellschaft to Hannover Rückversicherung AG.

The next Annual General Meeting of Hannover Re is scheduled to take place on 2 June 2004.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Hannover Re,** with gross premiums of 12.5 bn. euro, is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re their second-highest rating (Standard & Poor's AA- "Very Strong" and A.M. Best A+ "Superior").*

hannover **rück**

PRESSE INFORMATION

Hauptversammlung stimmt allen Beschluss-vorschlägen zu

Hannover, 27. Mai 2003: Die mit rund 1.000 Teilnehmern gut besuchte ordentliche Hauptversammlung der Hannover Rück hat mit großer Mehrheit allen Beschlussvorschlägen zugestimmt. Der Vorstandsvorsitzende Wilhelm Zeller blickte in seiner Rede noch einmal auf das sehr erfolgreiche Geschäftsjahr der Gesellschaft zurück, die in 2002 einen Jahresüberschuss von 267,2 Mio. EUR (Vj. 11,1 Mio. EUR) erwirtschaften konnte und das Eigenkapital um 67,5 Mio. EUR auf 1,7 Mrd. EUR gestärkt hat. Die Hauptversammlung hat dem Vorschlag des Vorstands und des Aufsichtsrats über die Verwendung des Bilanzgewinns zugestimmt. Auf jede für das gesamte Geschäftsjahr voll eingezahlte Aktie erhalten die Aktionäre eine Brutto-Dividende von 0,85 EUR.

Ferner hat die Hauptversammlung den Vorstand der Hannover Rück zum Erwerb eigener Aktien bis zum 31.10.2004 ermächtigt. Zudem stimmte die Hauptversammlung einigen Satzungsänderungen zu, so auch der Namensänderung der Gesellschaft von Hannover Rückversicherungs-Aktiengesellschaft in Hannover Rückversicherung AG.

Die nächste ordentliche Hauptversammlung der Hannover Rück findet am 2. Juni 2004 statt.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von 12,5 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück ein Rating in ihrer jeweils zweithöchsten Kategorie zuerkannt (Standard & Poor's AA- "Very Strong"; A.M. Best A+ "Superior").*